WebStreet

Financial Statements

Years ended December 31, 2022 and 2021

WEBSTREET, LLC

Table of Contents

Years ended December 31, 2022 and 2021

Solakian & Company, LLC
Certified Public Accountants

Michael Solakian, CPA
580 Johns Pass Avenue
Madeira Beach, FL 33708 USA
www.solakiancpa.com

Independent Auditor's Report

To the Board of Directors of
WebStreet, LLC

Opinion

We have audited the accompanying financial statements of ***WebStreet, LLC***, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***WebStreet, LLC*** as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ***WebStreet, LLC*** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ***WebStreet, LLC's*** ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ***WebStreet, LLC's*** internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ***WebStreet, LLC's*** ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Solakian & Company, LLC

June 30, 2023

WEBSTREET, LLC

Balance Sheets

December 31, 2022 and 2021

Assets	2022	2021
Current assets:		
Cash and equivalents	$ 1,484,247	627,351
Investments in portfolio limited liability companies	2,438	28,766
Total current assets	1,486,685	656,117
Other long-term assets	10,500	-
	$ 1,497,185	656,117
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 4,311	10,000
Due to related parties	1,566	500,140
Investor funds held in trust	51,466	503,942
Total current liabilities	57,343	1,014,082
Members' equity	1,439,842	(357,965)
	$ 1,497,185	656,117

See accompanying notes to financial statements.

WEBSTREET, LLC

Statements of Operations

Years ended December 31, 2022 and 2021

		2022	2021
Revenue:	$		
Management fee income		163,255	-
Carried interest		137,843	28,766
Total revenue		301,098	28,766
Operating expenses:			
Salaries and wages		397,973	48,542
Contract labor		378,685	116,495
Professional fees		136,845	32,069
Meetup and training expenses		81,470	17,426
Marketing and promotional expenses		77,059	31,239
Investment deal expenses		41,169	2,476
Insurance expense		37,710	15,182
Software and internet expenses		35,620	10,677
Payroll tax expense		27,859	4,553
Hiring expenses		26,211	7,645
Rental expense		13,295	8,115
Education and seminars		4,161	1,499
Travel and meals		2,191	3,480
Communication expense		1,377	432
Office supplies and expense		399	834
Bank charges		383	1,761
Repairs and maintenance		-	1,012
Total operating expenses		1,262,407	303,437
Operating loss		(961,309)	(274,671)
Other income (expense):			
Reimbursed expenses		10,000	-
Interest expense		(38,814)	-
Guaranteed payments		(13,410)	(83,333)
Total other income (expense)		(42,224)	(83,333)
Net loss	$	(1,003,533)	(358,004)

See accompanying notes to financial statements.

WEBSTREET, LLC

Statements of Members' Equity

Years ended December 31, 2022 and 2021

Members' equity – January 1, 2021	$	39
Net loss		(358,004)
Members' deficit – December 31, 2021		(357,965)
Members' capital contributions		2,801,340
Net loss		(1,003,533)
Members' equity – December 31, 2022	$	1,439,842

See accompanying notes to financial statements.

WEBSTREET, LLC

Statements of Cash Flows

Years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,003,533)	(358,004)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Other long-term assets	(10,500)	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(5,689)	10,000
Investor funds held in trust	(452,476)	503,942
Net cash provided by (used in) operating activities	(1,472,198)	155,938
Cash flows from investing activities:		
Investments in portfolio limited liability companies	26,328	(28,766)
Net cash provided by (used in) investing activities	26,328	(28,766)
Cash flows from financing activities:		
Proceeds from (repayments of) amounts due to related parties	(498,574)	500,140
Members' capital contributions	2,801,340	-
Net cash provided by financing activities	2,302,766	500,140
Net increase in cash and equivalents	856,896	627,312
Cash and equivalents - beginning of year	627,351	39
Cash and equivalents- end of year	$ 1,484,247	627,351
Cash paid for:		
Interest expense	$ 38,814	-

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Organization

WebStreet, LLC (Company) was organized in the state of Delaware in 2015 is an online investment platform that matches accredited investors with established on-line business Portfolio Managers. Investors select which business Portfolio Manager they want to invest with based on track record, acquisition criteria and strategy. Investors receive quarterly distributions and reports until the business is sold (expected hold is 2-4 years). The Company earns revenue by charging a management fee for organizing and raising capital for each deal and earns revenue from a profit interest on the future cash flows.

Concentration of Credit Risk in Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Revenue and Cost Recognition

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers* to all contracts using the modified retrospective method.

Revenue is recognized based on the following five step model:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company earns revenue through a management fees and profit interests in underlying Portfolio Limited Liability Companies (Portfolio) that are accounted for under the equity method. Management fees are recognized when the services are provided. Under the equity method, the Company recognized its pro rata share of revenue (or loss) of the underlying Portfolio when the Portfolio earns such revenue.

Investments in Portfolio Limited Liability Companies

Investments in portfolio limited liability companies (PLLC) are stated using the equity method of accounting.

(Continued)

(1) **Summary of Significant Accounting Policies (continued)**

Investments in Portfolio Limited Liability Companies (continued)

Under the equity method, on initial recognition the investment in a joint venture is recognized at cost. The carrying amount is then increased or decreased to recognize the investor's share of the subsequent profit or loss of the investee and to include that share of the investee's profit or loss in the investor's profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor's proportionate interest in the investee.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the applicable taxing authorities. Management has analyzed the tax positions, and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Organization is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through the date of the review report, which is the date the financial statements were available to be issued.

The Company has not experienced any significant disruptions to its various agreements through the date of the report. Based on world events it is reasonably possible that the Company's financial position could be adversely affected.

(Continued)

(2) **Investments in Portfolio Limited Liability Companies**

A summary of investments under the equity method in each Portfolio Limited Liability Company (PLLC) as of December 31, 2022 is as follows:

Name of PLLC	Percentage of Profits	Total Assets of PLLC	Total Liabilities of PLLC	Net income of PLLC	Revenue recognized
EFC 8007 Deal LLC	12%	1,564,315	-	53,825	6,459
EFC 8010 Deal LLC	12%	1,080,874	-	139,353	16,768
EFC 8012 Deal LLC	12%	563,573	-	15,896	1,913
EFC 8013 Deal LLC	12%	1,491,307	-	375,907	45,218
EFC 8014 Deal LLC	12%	1,489,405	-	49,251	5,910
EFC 8015 Deal LLC	12%	1,976,696	-	52,193	6,263
EFC 8016 Deal LLC	12%	856,493	-	31,792	4,228
Portfolio 1, A Series of Empire Flipper Opp Investments LLC (Empire Flipper)	10%	763,198	10,660	166,165	16,617
Portfolio 2, A Series of Empire Flipper	10%	1,639,914	36,464	339,183	33,918
Portfolio 3, A Series of Empire Flipper	10%	822,133	6,809	133,675	13,368
Portfolio 6, A Series of Empire Flipper	10%	3,104,204	1,483,090	(128,187)	(12,819)
Totals		$ 15,352,112	1,537,023	1,229,053	137,843

Investments in portfolio limited liability companies were $2,438 and $28,766 as of December 31, 2022 and 2021, respectively. These amounts represent revenue recognized under the equity method where cash distributions have not yet been received by the Company.

(3) **Compensated Absences**

The Company records compensated absences when they occur since the absences generally have non-vesting rights and the rights expire at the end of the year in which they are earned. Management believes amounts are either immaterial or cannot be reasonably estimated based on prior history.

(4) **Employee Benefit Plan**

The Company does not currently maintain any formal employee benefit plans.

(5) **Due to Related Parties**

Due to related parties consists mainly of unsecured promissory notes payable to a related corporation that is 100% owned by two of its members. The initial loans of $500,000 and $425,000 were borrowed in 2021 and 2022 respectively, and were due on an installment basis through March 2026 with 5% interest. Both promissory notes were repaid in August 2022.

Amounts due to related parties as of December 31, 2022 and 2021 were approximately $1,600 and $500,100, respectively.

(Continued)

(6) **Management Fees**

The Company receives a one-time management fee when the respective PLLC is organized and capital is deployed via an asset acquisition within the PLLC. These fees vary between 1%-2.5%.

(7) **Adoption of Accounting Pronouncements**

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize the assets and liabilities that arise from leases in the balance sheet. Additionally, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842) – Targeted Improvements*, which, among other things, provides an additional transition method that would allow entities to not apply the guidance in ASU 2016-02 in the comparative periods presented in the financial statements and instead recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This standard did not have a major impact on the Company's operations.